June 26, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:  JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the "Trust"), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and Regulation C thereunder is Pre-Effective Amendment No. 2 to a registration statement for the Trust on Form N-14 (the "Registration Statement").  The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNL/Red Rocks Listed Private Equity Fund, a series of the Trust ("Acquired Fund"), a Combined Proxy Statement and Prospectus, a Statement of Additional Information, a Form of Proxy and Voting Instruction Form relating to the special meeting of shareholders of the Acquired Fund (the "Meeting").  The Meeting is being held to request approval of the reorganization of the Acquired Fund into a certain series of the Trust.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions or comments regarding the foregoing, please contact me at (517) 367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

Enclosure

June 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JNL Series Trust (File No. 811-8894 and 333-218722) Registration Statement on Form N-14

Dear Sir or Madam:

JNL Series Trust ("Registrant") and Jackson National Life Distributors LLC, as general distributor of the Registrant's shares, hereby request the acceleration of the Registrant's Registration Statement on Form N-14, filed herewith, to July 21, 2017, or as soon as practicable thereafter.

We initially filed a Form N-14 on June 14, 2017, followed by Pre-Effective Amendment No. 1 on June 19, 2017.  Pre-Effective Amendment No. 1 was filed on form type N-14/A. This filing is being made on form type N-14/A to cure an administrative error that arose in connection with our filing of Pre-Effective Amendment No. 1 on form type N-14/A.  To this extent, this filing supersedes the filing made on June 19, 2017 of Pre-Effective Amendment No. 1.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Registrant hereby also acknowledges, as required by the Commission, as follows:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

JNL Series Trust By: /s/Susan S. Rhee Susan S. Rhee Vice President, Counsel & Secretary	Jackson National Life Distributors LLC By: /s/Scott Golde Scott Golde General Counsel